Joshua B. Deringer 215-988-2959 Direct 215-988-2757 Fax Joshua.Deringer@dbr.com

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CALIFORNIA
DELAWARE
ILLINOIS
NEW JERSEY
NEW YORK
PENNSYLVANIA
TEXAS
WASHINGTON D.C.

September 22, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Investment Management

RE:   Hatteras Master Fund, L.P., et al. (File No. 812-14813): Request for Withdrawal of Application for Exemptive Order

Ladies and Gentlemen:

On behalf of Hatteras Master Fund, L.P., Hatteras Core Alternatives Fund, L.P., Hatteras Core Alternatives TEI Fund, L.P., Hatteras Core Alternatives Institutional Fund, L.P., Hatteras Core Alternatives TEI Institutional Fund, L.P., and Hatteras Funds, LP (together, the “Applicants”), we submitted an application (the “Application”) on August 17, 2017, seeking an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Section 17(d) of the Act and Rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by Section 17(d) of the Act and Rule 17d-1 under the Act. We are writing on behalf of the Applicants to respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Application and that the Commission take no further action with respect thereto.

Questions related to this Application should be directed to me at the number above.

Very truly yours,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc R. Lance Baker